                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE MONTH OF OCTOBER 2003

                                    001-14832
                            (COMMISSION FILE NUMBER)

--------------------------------------------------------------------------------

                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

--------------------------------------------------------------------------------

                            1150 EGLINTON AVENUE EAST
                                TORONTO, ONTARIO
                                 CANADA, M3C 1H7
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F  X                 Form 40-F
                             ---                          ---
         Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                        No  X
                       ---                       ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

--------------------------------------------------------------------------------

                                 CELESTICA INC.
                                    FORM 6-K
                              MONTH OF OCTOBER 2003


Filed with this Form 6-K are the following:

o Press Release, dated October 23, 2003, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference, including Celestica Inc.'s third quarter 2003 consolidated financial information

o   Supplemental Information, the text of which is attached hereto as
Exhibit 99.2 and is incorporated herein by reference

Exhibits
--------

99.1  -  Press Release, dated October 23, 2003

99.2  -  Supplemental Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                         CELESTICA INC.


Date: October 23, 2003         BY:  /s/ ELIZABETH L. DELBIANCO
                                    ------------------------------------
                                    Elizabeth L. DelBianco
                                    Senior Vice President & Chief Legal Officer

                                  EXHIBIT INDEX
                                  -------------

         99.1   -          Press Release, dated October 23, 2003
         99.2   -          Supplemental Information

FOR IMMEDIATE RELEASE                                 Thursday, October 23, 2003
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise.)



                        CELESTICA ANNOUNCES THIRD QUARTER
                                FINANCIAL RESULTS


                                     SUMMARY

- Revenue of $1.635 billion, GAAP loss per share of ($0.30), adjusted loss per share of ($0.04)
-   Company spent $65 million in the quarter to repurchase 4.1 million shares
-   Company spent $71 million for repurchase of convertible debt
-   Company plans to increase investment in its reference design activity


TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the third quarter ended September 30, 2003.

For the third quarter, revenue was $1,635 million, down 17 per cent from $1,959 million in the third quarter of 2002 and up sequentially 2 per cent from the second quarter of 2003.

Net loss on a GAAP basis for the third quarter was ($64.8) million or ($0.30) per share, compared to net loss of ($91) million or ($0.40) per share for the same period last year. Included in the loss, for the third quarter of 2003, is a $49.1 million charge associated with the company's previously announced restructuring activities.

Adjusted net earnings (loss) - defined as net earnings (loss) before amortization of intangible assets, gains or losses on the repurchase of shares and debt, integration costs related to acquisitions and other charges, net of tax - was a loss of ($3.8) million or ($0.04) per share, for the third quarter of 2003, compared to adjusted net earnings of $50.9 million or $0.20 per share for the same period last year. (Detailed GAAP financial statements and supplementary information related to the reconciliation of adjusted net earnings
(loss) to GAAP net earnings (loss) appear at the end of this press release). These results compare with the company's guidance for the third quarter, which was announced on July 23, for revenue of $1.55 - $1.70 billion and adjusted net earnings (loss) per share of ($0.05) to $0.02.

For the nine-month period ended September 30, 2003, revenue was $4,821 million, compared to $6,360 million for the same period last year. GAAP net loss was ($101) million or ($0.45) per share compared to a net loss of ($11) million or ($0.09) per share last year. Adjusted net loss was ($3) million or a net loss of ($0.07) per share compared to adjusted net earnings of $184 million or $0.72 per share last year.

"Our third quarter results reflect sequential growth in our revenue and improving operating results from our restructuring activities," said Eugene Polistuk, chairman and CEO, Celestica. "In aggregate, our business is showing signs of growth and we continue to be encouraged by our win rates and new customer activity. While we still have a ways to go on our profitability track, we will be making additional investments in expanding our services offerings in areas such as reference designs for next generation servers, workstations and other products. We believe these investments will drive development costs lower for our customers, while enabling us to expand and deepen our outsourcing relationships."

REPURCHASE OF CONVERTIBLE DEBT AND NORMAL COURSE ISSUER BID

During the quarter, Celestica purchased 4,100,354 subordinate voting shares pursuant to its current normal course issuer bid at an average price of $15.88 per share.

During the quarter, the company also spent $71 million to repurchase $135.2 million in principal amount of its outstanding Liquid Yield Option Notes (LYONs-TM-). The company may, from time-to-time, purchase additional LYONs and has been authorized by the board of directors to purchase up to an additional $100 million, subject to market conditions. This is in addition to the amounts previously authorized, of which $42.3 million remains available for future purchases. The amount and timing of any such purchases will be at Celestica's discretion.

Since the company began its share and debt repurchase activities in the third quarter of 2002, Celestica has spent approximately $743 million to repurchase senior subordinated notes, subordinate voting shares and LYONs.

OUTLOOK

For the fourth quarter ending December 31, 2003, the company anticipates revenue to be in the range of $1.70 billion - $1.85 billion. Adjusted earnings
(loss) per share is expected to be between a loss of ($0.01) and a loss of ($0.09).

Management will host a conference call today discussing the company's third quarter results. The conference call will start at 8:30 a.m. Eastern and can be accessed at www.celestica.com.
            -----------------

SUPPLEMENTARY INFORMATION

In addition to disclosing detailed results in accordance with generally accepted accounting principles (GAAP), Celestica also provides supplementary non-GAAP measures as a method to evaluate the company's operating performance.

Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities and securities repurchases over the past few years, management believes adjusted net earnings is a useful measure that facilitates period-to-period operating comparisons. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets, and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and intangible assets), gains or losses on the repurchase of shares or debt, and the related income tax effect of these adjustments. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings (loss) to Canadian GAAP net earnings
(loss) below.

ABOUT CELESTICA

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of services to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at WWW.CELESTICA.COM.
                                                           -----------------
The company's security filings can also be accessed at WWW.SEDAR.COM and
                                                       -------------
WWW.SEC.GOV.
-----------

SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS RELATED TO OUR FUTURE GROWTH, TRENDS IN OUR INDUSTRY AND OUR FINANCIAL AND OPERATIONAL RESULTS AND PERFORMANCE THAT ARE BASED ON CURRENT EXPECTATIONS, FORECASTS AND ASSUMPTIONS INVOLVING RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL OUTCOMES AND RESULTS TO DIFFER MATERIALLY. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED
TO: THE ABILITY TO COMPLETE THE PROPOSED MERGER WITH MANUFACTURERS' SERVICES LIMITED (MSL) AND TO ACHIEVE THE ANTICIPATED BENEFITS OF THE MERGER; THE CHALLENGES OF EFFECTIVELY MANAGING OUR OPERATIONS DURING UNCERTAIN ECONOMIC CONDITIONS; THE CHALLENGE OF RESPONDING TO LOWER-THAN-EXPECTED CUSTOMER DEMAND; THE EFFECTS OF PRICE COMPETITION AND OTHER BUSINESS AND COMPETITIVE FACTORS GENERALLY AFFECTING THE EMS INDUSTRY; OUR DEPENDENCE ON THE INFORMATION TECHNOLOGY AND COMMUNICATIONS INDUSTRIES; OUR DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS AND ON INDUSTRIES AFFECTED BY RAPID TECHNOLOGICAL CHANGE; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; AND THE ABILITY TO MANAGE OUR RESTRUCTURING AND THE SHIFT OF PRODUCTION TO LOWER COST GEOGRAPHIES. THESE AND OTHER RISKS AND UNCERTAINTIES AND FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov, INCLUDING OUR ANNUAL REPORT ON FORM 20-F AND SUBSEQUENT REPORTS ON FORM 6-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THE COMPANY'S THIRD QUARTER FINANCIAL RESULTS ENDED SEPTEMBER 30, 2003 AND REVENUE AND ADJUSTED NET EARNINGS (LOSS) GUIDANCE FOR THE FOURTH QUARTER ENDING DECEMBER 31, 2003. EARNINGS GUIDANCE IS REVIEWED BY THE COMPANY'S BOARD OF DIRECTORS.

Contacts:
Laurie Flanagan                                     Paul Carpino
Celestica Global Communications                     Celestica Investor Relations
(416) 448-2200                                      (416) 448-2211
media@celestica.com                                 clsir@celestica.com
-------------------                                 -------------------

                                FINANCIAL SUMMARY

GAAP FINANCIAL SUMMARY


Three months ended September 30                2002             2003            Change
-------------------------------                ----             ----            ------

     Revenue                                $     1,959  M  $    1,635  M  $     (324) M
     Net loss                                       (91) M         (65) M          26  M
     Net loss per share                     $     (0.40)    $    (0.30)    $     0.10

     Cash Provided by (Used in) Operations  $       371  M  $      (71) M  $     (442) M
     Cash Position at September 30          $     1,848  M  $    1,210  M  $     (638) M

Nine months ended September 30                 2002             2003            Change
------------------------------                 ----             ----            ------
     Revenue                                $     6,360  M  $    4,821  M  $   (1,539) M
     Net loss                                       (11) M        (101) M         (90) M
     Net loss per share                     $     (0.09)    $    (0.45)    $    (0.36)

     Cash Provided by (Used in) Operations  $       882  M  $      (86) M  $     (968) M



ADJUSTED NET EARNINGS (LOSS) SUMMARY


Three months ended September 30                2002             2003            Change
-------------------------------                ----             ----            ------
     Adjusted net earnings (loss)           $        51  M   $     (4)  M  $      (55) M
     Adjusted net EPS (1)(2)                $      0.20      $  (0.04)     $    (0.24)

Nine months ended September 30                 2002             2003            Change
------------------------------                 ----             ----            ------
     Adjusted net earnings (loss)           $      184  M    $     (3)  M  $     (187) M
     Adjusted net EPS (1)(2)                $     0.72       $  (0.07)     $    (0.79)


ADJUSTED NET EARNINGS (LOSS) CALCULATION



                                                   Three Months              Nine Months
                                                -----------------         ---------------
                                                2002         2003         2002        2003
                                                ----         ----         ----        ----

      GAAP net loss                          $  (91) M    $  (65)  M    $  (11)  M   $ (101) M
      Add: amortization of intangibles           29  M        12   M        73   M       37  M
      Add: acquisition integration costs          3  M         -   M        17   M        -  M
      Add: other charges                        136  M        49   M       136   M       69  M
      Less: tax impact of above                 (26) M         -   M       (31)  M       (8) M
                                              ------      ------        ------       ------
      Adjusted net earnings (loss)           $   51  M    $   (4)  M    $  184   M   $   (3) M
                                              ======      ======        ======       ======

 (1) For purposes of the diluted per share calculation for the three and nine months ended September 30, 2002, the weighted average number of shares outstanding was 234.9 million and 236.0 million, respectively. Adjusted net EPS excludes the gain on the repurchase of convertible debt.

 (2) For purposes of the diluted per share calculation for the three and nine months ended September 30, 2003, the weighted average number of shares outstanding was 211.8 million and 218.9 million, respectively. Adjusted net EPS excludes the gain on the repurchase of convertible debt.


GUIDANCE SUMMARY



       3Q versus Actual         3Q 03 Guidance         3Q 03 Actual
       ----------------         --------------         ------------

       Revenue                  $1.55 B - $1.70 B      $1.63 B
       Adjusted net EPS         $(0.05) - $0.02        $(0.04)

       Forward Guidance (1)     4Q 03 Guidance
       ----------------         --------------
       Revenue                  $1.70 B - $1.85 B
       Adjusted net EPS         $(0.09) - $(0.01)


(1) Guidance for the fourth quarter is provided only on an adjusted net earnings basis. This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of the company's restructuring activities. Additionally, the company is active in repurchasing its subordinate voting shares and retiring its debt. Since the timing and pricing of these actions are uncertain, it is difficult to predict any gains or losses on repurchases during the quarter.

                                 CELESTICA INC.

                           CONSOLIDATED BALANCE SHEETS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)



                                                          DECEMBER 31      SEPTEMBER 30
                                                             2002              2003
                                                       --------------    --------------

ASSETS
Current assets:
  Cash and short-term investments...................   $       1,851.0   $       1,209.5
  Accounts receivable ..............................             785.9             658.7
  Inventories ......................................             775.6             890.1
  Prepaid and other assets..........................             115.1             154.3
  Deferred income taxes.............................              36.9              38.5
                                                       ---------------   ---------------
                                                               3,564.5           2,951.1
Capital assets .....................................             727.8             688.1
Goodwill from business combinations ................             948.0             948.0
Intangible assets...................................             211.9             175.3
Other assets .......................................             354.6             406.4
                                                       ---------------   ---------------
                                                       $       5,806.8   $       5,168.9
                                                       ===============   ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................   $         947.2   $         938.8
  Accrued liabilities...............................             475.4             371.5
  Income taxes payable..............................              24.5              35.3
  Deferred income taxes.............................              21.5              21.4
  Current portion of long-term debt ................               2.7               3.1
                                                       ---------------   ---------------
                                                               1,471.3           1,370.1
Long-term debt......................................               4.2               1.3
Accrued pension and post-employment benefits .......              77.2              88.2
Deferred income taxes...............................              46.2              57.7
Other long-term liabilities.........................               4.3               5.4
                                                        --------------    --------------
                                                               1,603.2           1,522.7
Shareholders' equity:
  Convertible debt (note 4).........................             804.6             613.8
  Capital stock (note 5)............................           3,670.6           3,308.1
  Contributed surplus...............................               5.8             109.4
  Deficit...........................................            (294.7)           (409.9)
  Foreign currency translation adjustment...........              17.3              24.8
                                                        --------------    --------------
                                                               4,203.6           3,646.2
                                                        --------------    --------------
                                                       $       5,806.8   $       5,168.9
                                                       ===============   ===============


                           Subsequent events (note 13)

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
      THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH
               THE 2002 ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

         CONSOLIDATED STATEMENTS OF LOSS AND RETAINED EARNINGS (DEFICIT)
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



                                                                THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                   SEPTEMBER 30                    SEPTEMBER 30
                                                                2002            2003            2002            2003
                                                          --------------  --------------  --------------  ----------

Revenue...................................................$ 1,958.9    $  1,634.8       $ 6,359.6      $  4,820.5
Cost of sales.............................................  1,827.6       1,570.5         5,914.1         4,631.7
                                                          ---------    ----------       ---------      ----------
Gross profit..............................................    131.3          64.3           445.5           188.8
Selling, general and administrative expenses .............     69.1          60.6           216.4           180.2
Research and development costs............................      4.1           8.4            13.6            17.3
Amortization of intangible assets ........................     29.0          12.0            72.7            36.5
Integration costs related to acquisitions ................      3.0             -            17.1               -
Other charges (note 6)....................................    136.4          49.1           136.4            69.1
                                                          ---------    ----------       ---------      ----------
Operating loss............................................   (110.3)        (65.8)          (10.7)         (114.3)
Interest on long-term debt................................      3.5           1.4            14.5             4.0
Interest income, net......................................     (4.6)         (1.7)          (12.5)           (9.1)
                                                          ---------    ----------       ---------      ----------
Loss before income taxes..................................   (109.2)        (65.5)          (12.7)         (109.2)
                                                          ---------    ----------       ---------      ----------
Income taxes expense (recovery):
  Current.................................................     (6.7)         (2.5)           12.4             5.6
  Deferred................................................    (11.9)          1.8           (14.6)          (13.8)
                                                          ---------    ----------       ---------      ----------
                                                              (18.6)         (0.7)           (2.2)           (8.2)
                                                          ---------    -----------      ---------      ----------
Net loss for the period...................................    (90.6)        (64.8)          (10.5)         (101.0)

Retained earnings (deficit), beginning of period..........    234.2        (340.6)          162.7          (294.7)
Convertible debt accretion, net of tax....................     (4.6)         (4.4)          (13.2)          (11.9)
Gain (loss) on repurchase of convertible debt (note 4)....      4.3          (0.1)            4.3            (2.3)
Loss on repurchase of capital stock (note 5)..............     (1.4)            -            (1.4)              -
                                                          ---------    ----------       ---------      ----------
Retained earnings (deficit), end of period................$   141.9    $   (409.9)     $    141.9      $   (409.9)
                                                          =========    ==========      ==========      ==========

Basic loss per share (note 8).............................   (0.40)    $    (0.30)     $    (0.09)     $    (0.45)

Diluted loss per share (note 8)...........................   (0.40)    $    (0.30)     $    (0.09)     $    (0.45)

Weighted average number of shares outstanding:
   - basic (in millions)..................................    230.1         211.8           230.0           218.9
   - diluted (in millions) (note 8).......................    230.1         211.8           230.0           218.9




          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
      THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH
               THE 2002 ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)



                                                     THREE MONTHS ENDED             NINE MONTHS ENDED
                                                        SEPTEMBER 30                   SEPTEMBER 30
                                                    2002            2003           2002            2003
                                               --------------  -------------- --------------  ---------

CASH PROVIDED BY (USED IN):
OPERATIONS:
Net loss for the period ......................  $(90.6)       $  (64.8)       $ (10.5)       $ (101.0)
Items not affecting cash:
  Depreciation and amortization...............    82.7            54.7          239.2           167.3
  Deferred income taxes.......................   (11.9)            1.8          (14.6)          (13.8)
  Restructuring charges (note 6)..............    69.6             5.6           69.6             0.7
  Other charges (note 6)......................     9.6               -            9.6            (1.6)
Other.........................................    (2.0)          (13.9)           2.2            (8.4)
Changes in non-cash working capital items:
  Accounts receivable.........................   178.9           (26.5)         159.3           127.2
  Inventories.................................   171.8           (55.2)         452.5          (112.0)
  Prepaid and other assets....................    10.8             5.1           (1.6)          (39.2)
  Accounts payable and accrued liabilities....   (35.2)           30.0          (18.6)         (112.3)
  Income taxes payable........................   (12.3)           (8.1)          (5.0)            7.0
                                                 -----     -----------     ----------     -----------
  Non-cash working capital changes............   314.0           (54.7)         586.6          (129.3)
                                                 -----     -----------    -----------     -----------
Cash provided by (used in) operations.........   371.4           (71.3)         882.1           (86.1)
                                                 -----     -----------    -----------     -----------

INVESTING:
  Acquisitions, net of cash acquired..........   (7.8)              -         (110.7)           (0.5)
  Purchase of capital assets..................  (44.3)          (39.6)        (119.3)          (87.1)
  Proceeds from sale of capital assets........   47.2               -           68.2             1.8
  Other.......................................   (1.0)            0.1           (1.1)           (1.2)
                                                -----     -----------    -----------     -----------
Cash used in investing activities.............   (5.9)          (39.5)        (162.9)          (87.0)
                                                -----     -----------    -----------     -----------

FINANCING:
  Bank indebtedness...........................      -               -           (1.6)              -
  Repayment of long-term debt (note 3) .......  130.6)           (0.6)        (145.5)           (2.5)
  Debt redemption fees (note 3)...............   (6.9)              -           (6.9)              -
  Deferred financing costs....................   (0.1)              -           (0.6)           (0.4)
  Repurchase of convertible debt (note 4).....  (48.3)          (70.6)         (48.3)         (207.4)
  Issuance of share capital...................    1.3             1.1            5.8             4.3
  Repurchase of capital stock (note 5)........  (17.1)          (65.1)         (17.1)         (265.9)
  Other.......................................    0.8             0.7            0.5             3.5
                                               ------     -----------    -----------     -----------
Cash used in financing activities............. (200.9)         (134.5)        (213.7)         (468.4)
                                               ------     -----------    -----------     -----------

Increase (decrease) in cash...................  164.6         (245.3)          505.5         (641.5)
Cash, beginning of period.....................1,683.7        1,454.8         1,342.8        1,851.0
                                             --------    -----------    ------------    -----------
Cash, end of period..........................$1,848.3     $  1,209.5     $   1,848.3    $   1,209.5
                                             ========    ===========    ============    ===========


              Cash is comprised of cash and short-term investments.
                   Supplemental cash flow information (note 9)

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
      THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH
               THE 2002 ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


1.   NATURE OF BUSINESS:

     The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the information technology and communications industries. The Company has operations in the Americas, Europe and Asia.

     Celestica prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 22 to the 2002 annual consolidated financial statements.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements.

     These unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2003 and the results of operations and cash flows for the three and nine months ended September 30, 2002 and 2003.

     These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2002 annual consolidated financial statements, except for the following:

(i)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS:

     Effective January 1, 2003, the Company adopted the new CICA Handbook
Section 3063, "Impairment or Disposal of Long-Lived Assets" and the revised
Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which are consistent with U.S. GAAP. These sections establish standards for recognizing, measuring and disclosing impairment for long-lived assets held-for-use, and for measuring and separately classifying assets available-for-sale.

     Previously, long-lived assets were written down to net recoverable value if the undiscounted future cash flows were less than net book value. Under the new standard, assets must be classified as either held-for-use or available-for-sale. Impairment losses for assets held-for-use are measured based on fair value which is measured by discounted cash flows. Available-for-sale assets are measured based on expected proceeds less direct costs to sell.

(ii) RESTRUCTURING CHARGES:

     Effective January 1, 2003, the Company adopted the new CICA Emerging Issues Committee Abstracts EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities," which establishes standards for recognizing, measuring and disclosing costs relating to an exit or disposal activity. These standards are similar to U.S. GAAP. The Company has applied the new standards to restructuring plans initiated after January 1, 2003.

     These EICs allow recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Previously, a commitment to an exit or disposal plan was sufficient to record the majority of costs.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


3.   LONG-TERM DEBT:

     In August 2002, the Company redeemed the entire $130.0 of outstanding 10.5% Senior Subordinated Notes at a premium of 5.25%. See note 6(b).

4.   CONVERTIBLE DEBT:

     During the quarter, the Company paid $70.6 to repurchase Liquid Yield Option-TM- Notes (LYONs) with a principal amount at maturity of $135.2. For the nine months ended September 30, 2003, the Company paid $207.4 to repurchase LYONs with a principal amount at maturity of $405.9. Pursuant to Canadian GAAP, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component and an option component. See the description in note 10 to the 2002 annual consolidated financial statements. The loss on the repurchase of LYONs of $0.1 for the quarter and $2.3 for the nine months ended September 30, 2003, is charged to retained earnings (deficit) and apportioned between the principal equity and option components, based on their relative fair values compared to their carrying values. Consistent with the treatment of the periodic accretion charges, the amount relating to the principal equity component has been included in the calculation of basic and diluted loss per share. See note 8.

5.   CAPITAL STOCK:

     During the quarter, the Company repurchased 4.1 million subordinate voting shares at a weighted average price of $15.88 per share. Through September 30, 2003, the Company repurchased a total of 22.0 million subordinate voting shares under its Normal Course Issuer Bids.

6.   OTHER CHARGES:



                                                           THREE MONTHS ENDED                NINE MONTHS ENDED
                                                              SEPTEMBER 30                     SEPTEMBER 30
                                                          2002            2003             2002            2003
                                                     --------------  --------------   --------------  ---------

    2001 restructuring (a)............................$ (1.9)        $      -         $    (1.9)      $      -
    Deferred financing costs and debt redemption
      fees (b)........................................   9.6                -               9.6              -
    2002 restructuring (c)............................ 128.7              1.0             128.7           17.3
    2003 restructuring (d)............................     -             48.1                 -           53.4
    Gain on sale of surplus land......................     -                -                 -           (1.6)
                                                      ------          -------         ---------       --------
                                                      $136.4         $   49.1         $   136.4       $   69.1
                                                      ======         ========         =========       ========


(a)      2001 RESTRUCTURING:

     The Company completed the major components of its 2001 restructuring plan in 2002, except for certain long-term lease and other contractual obligations. The following table details the activity through the accrued restructuring liability:


                                                                                                   LEASE AND
                                                                                                     OTHER
                                                                                                  CONTRACTUAL
                                                                                                   OBLIGATIONS
                                                                                                  ------------

    Balance at June 30, 2003.................................................................       $     23.2
    Cash payments............................................................................             (2.1)
                                                                                                    ----------
    Balance at September 30, 2003............................................................       $     21.1
                                                                                                    ==========


(b)      DEFERRED FINANCING COSTS AND DEBT REDEMPTION FEES:

     In August 2002, the Company paid a premium associated with the redemption of the Senior Subordinated Notes and expensed related deferred financing costs totalling $9.6.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


(c)     2002 RESTRUCTURING:

     The Company announced a second restructuring plan in July 2002, that focused on the consolidation of facilities and a workforce reduction. The following table details the activity through the accrued restructuring liability:


                                                                   LEASE AND
                                                    EMPLOYEE         OTHER           FACILITY
                                                  TERMINATION     CONTRACTUAL       EXIT COSTS
                                                      COSTS       OBLIGATIONS       AND OTHER         TOTAL
                                                  ------------    ------------     -----------    ----------

    Balance at June 30, 2003.................       $     43.3      $     40.8     $      7.3       $     91.4
    Cash payments............................            (23.9)           (6.1)          (2.7)           (32.7)
    Adjustments..............................              0.2            (0.2)           1.0              1.0
                                                    ----------      -----------    ----------       ----------
    Balance at September 30, 2003............       $     19.6      $     34.5     $      5.6       $     59.7
                                                    ==========      ==========     ==========       ==========


     As of September 30, 2003, approximately 550 employee positions remain to be terminated. A total of 1,158 employees were terminated during the quarter. The Company expects to complete the major components of its 2002 restructuring plan by the end of 2003, except for certain long-term lease and other contractual obligations.

     During the quarter, the Company adjusted its employee termination, lease and other contractual, and facility exit and other costs, by a total of $1.0. For the nine months ended September 30, 2003, the Company adjusted its employee termination, lease and other contractual, and facility exit and other costs, by a total of $24.7, primarily due to changes in planned headcount reductions and to reflect cancellation fees paid for terminating facility leases, offset by an adjustment to its non-cash charge against capital assets of $(7.4). Included in the December 31, 2002 impairment charges were charges of $9.5 related to certain capital assets that were classified as available-for-sale. In the second quarter of 2003, the Company amended its restructuring plans as a result of customer requirements, and brought these assets back into use, resulting in an $8.4 increase to the book value of the assets.

     As of September 30, 2003, capital assets included $29.9 representing assets available-for-sale, primarily in Europe.

(d)      2003 RESTRUCTURING:

     In January 2003, the Company announced that it will further reduce its manufacturing capacity. The Company had previously estimated the cost of the 2003 restructuring to be between $50.0 and $70.0, of which $53.4 has been incurred to date. The following table details the components of the restructuring charge:



                                                    THREE MONTHS ENDED      NINE MONTHS ENDED
                                                     SEPTEMBER 30, 2003     SEPTEMBER 30, 2003
                                                    -------------------     ------------------

    Employee termination costs.....................      $     41.5             $     43.9
    Lease and other contractual obligations........             0.6                    0.6
    Facility exit costs and other..................             0.4                    0.8
    Asset impairment (non-cash)....................             5.6                    8.1
                                                         ----------             ----------
                                                         $     48.1             $     53.4
                                                         ==========             ==========


                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


     The following table details the activity through the accrued restructuring liability:

                                                              LEASE AND
                                              EMPLOYEE          OTHER          FACILITY
                                             TERMINATION     CONTRACTUAL      EXIT COSTS
                                                 COSTS       OBLIGATIONS      AND OTHER         TOTAL
                                             -----------     -----------     -----------      ----------

    Balance at June 30, 2003............      $       -        $       -     $        -       $       -
    Provision...........................            41.5              0.6           0.4             42.5
    Cash payments.......................            (8.6)            (0.5)         (0.4)            (9.5)
                                              ----------       ----------    ----------       ----------
    Balance at September 30, 2003.......      $     32.9       $      0.1    $        -       $     33.0
                                              ==========       ==========    ==========       ==========


     During the quarter, termination announcements were made to approximately 400 employees in the European operations. The Company expects to pay out the majority of its employee termination costs by the end of 2003.

     The non-cash charge for asset impairment reflects the write-down of certain capital assets, primarily in Europe, which were disposed of, or that have become impaired, and are available-for-sale, as a result of the restructuring. The capital assets were written down to their fair values.

     The Company expects to complete the major components of the 2003 restructuring plan by the end of 2003, except for certain long-term lease and other contractual obligations.

     The Company expects total restructuring charges recorded in 2003, relating to the 2002 and 2003 restructurings, to be between $90.0 to $95.0.

 7.  SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest, amortization of intangible assets, integration costs related to acquisitions, other charges and income taxes). Inter-segment transactions are reflected at market value. The following is a breakdown by reporting segment:


                                                          THREE MONTHS ENDED            NINE MONTHS ENDED
                                                             SEPTEMBER 30                 SEPTEMBER 30
                                                         2002            2003           2002            2003
                                                    --------------  -------------- --------------  ---------
    REVENUE
    Americas........................................$1,028.4        $  729.5        $3,696.6       $2,282.6
    Europe..........................................   382.3           322.2         1,333.2        1,002.7
    Asia............................................   595.4           637.0         1,529.5        1,700.6
    Elimination of inter-segment revenue............   (47.2)          (53.9)         (199.7)        (165.4)
                                                    --------        --------        --------       ---------
                                                    $1,958.9        $1,634.8        $6,359.6       $4,820.5
                                                    ========        ========        ========       ========


                                                          THREE MONTHS ENDED            NINE MONTHS ENDED
                                                             SEPTEMBER 30                 SEPTEMBER 30
                                                         2002            2003           2002            2003
                                                    --------------  -------------- --------------  ---------
    EBIAT
    Americas........................................ $  38.3          $    1.0           $   122.7     $  23.6
    Europe..........................................  (14.0)             (20.9)               13.2       (80.0)
    Asia............................................   33.8               15.2                79.6        47.7
                                                    --------          --------            --------    --------
                                                       58.1               (4.7)              215.5        (8.7)
    Interest, net...................................    1.1                0.3                (2.0)        5.1
    Amortization of intangible assets...............  (29.0)             (12.0)              (72.7)      (36.5)
    Integration costs related to acquisitions.......   (3.0)                 -               (17.1)          -
    Other charges (note 6).......................... (136.4)             (49.1)             (136.4)      (69.1)
                                                    --------          --------            --------    --------
    Loss before income taxes........................$(109.2)          $  (65.5)           $  (12.7)    $(109.2)
                                                    ========           ========           ========    ========


                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)





                                                                                           AS AT SEPTEMBER 30
                                                                                         2002              2003
                                                                                    --------------  --------------

    TOTAL ASSETS
    Americas....................................................................       $  3,224.1     $    2,034.2
    Europe......................................................................          1,288.1          1,072.6
    Asia........................................................................          1,979.5          2,062.1
                                                                                       ----------     ------------
                                                                                       $  6,491.7     $    5,168.9
                                                                                       ==========     ============

    GOODWILL
    Americas....................................................................       $    244.5     $      115.7
    Europe......................................................................             75.5               -
    Asia........................................................................            835.1            832.3
                                                                                       ----------     ------------
                                                                                       $  1,155.1     $      948.0
                                                                                       ==========     ============


8. WEIGHTED AVERAGE SHARES OUTSTANDING AND LOSS PER SHARE:

     The following table sets forth the calculation of basic and diluted loss per share:



                                                          THREE MONTHS ENDED               NINE MONTHS ENDED
                                                             SEPTEMBER 30                     SEPTEMBER 30
                                                         2002           2003              2002            2003
                                                    -------------- --------------   --------------- ----------

    Numerator:
        Net loss......................................  $   (90.6)    $   (64.8)     $      (10.5)   $ (101.0)
        Convertible debt accretion, net of tax........       (4.6)         (4.4)            (13.2)      (11.9)
        Gain on repurchase of convertible debt,
          net of tax (1)..............................        4.0           5.5               4.0        15.4
                                                        ----------     ----------      ------------    --------
        Loss available to common shareholders.........  $   (91.2)    $   (63.7)     $      (19.7)      (97.5)

    Denominator:
        Weighted average shares - basic (in millions).      230.1         211.8             230.0       218.9
        Effect of dilutive securities (in millions):
                Employee stock options (2)............          -             -                 -           -
                Convertible debt (2)..................          -             -                 -           -
                                                       ----------     ----------      ------------    --------
        Weighted average shares - diluted (in millions)     230.1         211.8             230.0       218.9

    Loss per share:
        Basic........................................  $    (0.40)    $   (0.30)     $      (0.09)    $ (0.45)
        Diluted......................................  $    (0.40)    $   (0.30)     $      (0.09)    $ (0.45)


     (1) The gain on the principal equity component of the convertible debt repurchase, is included in the calculation of basic and diluted loss per share. See note 4.
     (2) For the three and nine months ended September 30, 2002 and 2003, excludes the effect of all options and convertible debt as they are anti-dilutive due to the loss.

9.       SUPPLEMENTAL CASH FLOW INFORMATION:



                                                          THREE MONTHS ENDED               NINE MONTHS ENDED
                                                             SEPTEMBER 30                     SEPTEMBER 30
                                                         2002           2003              2002            2003
                                                    -------------- --------------   --------------- ----------
    Paid during the period:
    Interest........................................   $ 5.1          $ 2.3           $   17.2        $    6.5
    Taxes...........................................   $ 4.5          $ 8.1           $   16.0        $   13.7

    Non-cash financing activities:
      Convertible debt accretion, net of tax .......   $ 4.6          $ 4.4           $   13.2        $   11.9


                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


10.  STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:

     In accordance with the CICA Handbook Section 3870, the Company discloses pro forma net earnings (loss) and earnings (loss) per share information as if the Company had accounted for employee stock options under the fair value method. The Company has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

     The fair value of the options issued by the Company during the quarter was determined using the Black-Scholes option pricing model. The Company used the following weighted average assumptions in the quarter: risk-free rate of 3.8%; dividend yield of 0%; a volatility factor of the expected market price of the Company's shares of 70%; and an expected option life of 4.5 years. The weighted average grant date fair values of options issued during the quarter was $9.37 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis. For the three months ended September 30, 2003, the Company's pro forma net loss is $67.1 and the pro forma basic and diluted loss per share is $0.31. For the nine months ended September 30, 2003, the Company's pro forma net loss is $108.5 and the pro forma basic and diluted loss per share is $0.48. The Company's stock option plans are described in note 11 in the 2002 consolidated financial statements.

11.  GUARANTEES AND CONTINGENCIES:

     Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14, which requires certain disclosures of obligations under guarantees.

     Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds, are provided to various third parties. These guarantees cover various payments including customs and excise taxes, utility commitments and certain bank guarantees. At September 30, 2003, these liabilities, including guarantees of employee share purchase loans, amounted to $67.5 (June 30, 2003 - $67.1).

     In addition to the above guarantees, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These guarantees may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these guarantees. Historically, the Company has not made significant payments relating to these types of indemnifications.

     Under the terms of an existing real estate lease, which expires in 2004, Celestica has the right to acquire the real estate at any time, at an amount equal to the lease balance, which at September 30, 2003 was $37.3. In August 2003, Celestica notified the lessor of its intention to acquire this real estate. The transaction is expected to close in December 2003 for a purchase price of $37.3.

12.  COMPARATIVE INFORMATION:

     The Company has reclassified certain prior period information to conform to the current period's presentation.

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


13.  SUBSEQUENT EVENTS:

     In October 2003, the Company announced the following:

     The Company entered into an agreement to acquire all the shares of Manufacturers' Services Limited (MSL). The common shareholders of MSL are entitled to receive 0.375 subordinate voting shares of Celestica for each share of MSL, subject to adjustments. Preferred shareholders of MSL are entitled to receive cash, or at the holder's election, shares of Celestica. This acquisition is subject to MSL shareholder approval and governmental approvals and is expected to close in December 2003 or January 2004.

     The Company may, from time-to-time, purchase additional LYONs on the open market. The Company has been authorized by the board of directors to spend up to an additional $100.0 to repurchase LYONs, at management's discretion. This is in addition to the amounts previously authorized, of which $42.3 remains available for future purchases.


                                -30-